SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of December 5, 2001

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                      Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT

RNS Number:1929O
Merant PLC
5 December 2001

CONTACTS:

MERANT

Gerald Perkel                                Scott Hildebrandt

Chief Executive Officer                      Chief Financial Officer

+1 (503) 617 2735                            +1 (503) 617 2401

Gerry.Perkel@merant.com
Scott.Hildebrandt@merant.com



Larry De'Ath                                 Financial Dynamics

VP, Communications / Investor Relations      Harriet Keen / Emma
Rutherford

+1 (301) 838 5228                            +44 (0) 20 7831 3113

Larry.Death@merant.com                       merant@fd.com





                    MERANT Reports Second Quarter Results

            Company Focused on Enterprise Change Management Market

HILLSBORO, Ore. and NEWBURY, UK - December 5, 2001 - MERANT (London Stock Exchange (LSE): MRN; Nasdaq National Market (NNM): MRNT), a leading provider of software solutions for enterprise change management, today reported its results for its second fiscal quarter ended October 31, 2001. A conference call has been scheduled today for investors, press and analysts to review the following announcement at 2:30 pm GMT (9:30 am U.S. EST).

Key Highlights

  * Modest sequential revenue growth in a challenging global economic
    environment   * Cash increased with the sale of our Micro Focus
business and company-owned real estate

* Significant progress on restructuring activities to focus the Company on enterprise change management moving forward
  * Appointment of two new key executives
  * Sale of the DataDirect business, after quarter end, further increased our cash position

Revenue from the MERANT enterprise change management business for the quarter ended October 31, 2001, was GPB22.4 million ($32.5 million), compared with GPB22.3 million ($31.6 million) for the previous quarter of this fiscal year.

Continuing operations generated an operating loss as anticipated in the second quarter. Pre-tax losses from continuing operations excluding charges for goodwill amortization and one-time items were GPB2.0 million ($2.9 million).

During the second quarter, MERANT received GPB37.6 million ($54.5 million) of cash for the sale of the Micro Focus business and GPB10.8 million ($15.5 million) upon completing the sale of real estate in Newbury, UK. MERANT ended the quarter with GPB88.6 million ($127.8 million), or 68.8 pence per ordinary share ($4.96 per American Depository Share (ADS)).

Shortly after the quarter-end, on November 8, 2001, MERANT completed the sale of the DataDirect enterprise data connectivity (EDC) business to Golden Gate Capital. The sale was originally announced on September 11, 2001 and approved by MERANT shareholders on October 30, 2001 at an Extraordinary General Meeting. The sale price at closing was GPB18.3 million ($26.1 million), based on an estimated net asset value of $3.3 million.

The Company continues to investigate the most effective method to return excess capital to shareholders.

Commenting on the quarter, Michael Gullard, chairman of MERANT, said:

"Since the beginning of the fiscal year, we stated our intention to focus the Company on the enterprise change management market, and to evaluate alternatives to increase shareholder value. The progress we have since made is considerable. During the last four months, we completed the sale of the Micro Focus and DataDirect divisions, as well as our real estate in Newbury, UK. In addition we appointed a new chief executive officer, Gerry Perkel, and chief financial officer, Scott Hildebrandt. We are delighted to have these key management additions on board and are looking forward to working with them as we expect that MERANT will emerge as a stronger business from this period of transition."

Gerry Perkel, MERANT president and chief executive officer, said:

"MERANT's transition to become a business focused on the enterprise change management market is underway. The achievement of modest sequential revenue growth in a challenging economic environment is reflective of the strength of our existing customer base and our technology. As the new president and CEO, I am encouraged that we have such strengths to build upon. My immediate focus is on ensuring our expense structure is sized properly to reflect the new, more focused, MERANT and to meet the challenges of the current economic environment. In parallel we are developing our strategies for future growth."

Scott Hildebrandt, chief financial officer of MERANT said:

"We ended the quarter in a strong financial position with cash of $127.8 million, and shortly after the quarter-end we completed the sale of the DataDirect business, further adding to our cash position. In September 2001, we announced the move of our corporate headquarters to Hillsboro, Oregon, where the sales, service and much of our product development functions of our core business are already based. Although we anticipate incurring restructuring costs of $15 million to $20 million in the coming quarters, we expect this action plus other changes will provide important longer-term operational cost savings, returning the new MERANT to acceptable levels of ongoing profitability."

Business Outlook

As noted previously, the Company remains cautious regarding revenue performance for its continuing operations (enterprise change management) in the short term. Global recessionary pressures continue to impact negatively the IT sector making it difficult to predict the impact on MERANT's revenues over the next few quarters. However, the Company is taking actions to size the ongoing business consistent with the ongoing economic realities and believes it will emerge stronger once the global economies begin to improve. In implementing the previously announced move of its operational headquarters, it is likely the Company will experience a short-term increase in expenses on the path to a lower cost model.

 Summary financial results from Continuing Operations
-----------------------------------------------------------------------
G.B. pounds, U.K. GAAP                        Three months    Six
months       ended         ended
in millions, except per ordinary share October  October  October
October
amounts)                            31, 2001 31, 2000 31, 2001 31, 2000
-----------------------------------------------------------------------
Continuing operations:                     GPB22.4m   GPB25.5m
GPB44.8m   GPB45.6m

Revenue
EBITA                                      (GPB2.5m)  (GPB0.5m)
(GPB4.4m)  (GPB3.7m)
Profit (loss) before taxation, excluding   (GPB2.0m)    GPB0.9m
(GPB3.4m)  (GPB1.2m)
goodwill amortisation and exceptional items
Earnings (loss) per share, excluding        (1.0p)     0.5p   (1.7p)
(0.5p)
goodwill amortisation and exceptional items
(Loss) after taxation                     (GPB11.6m)  (GPB5.6m)
(GPB20.3m) (GPB14.2m)
(Loss) per ordinary share                   (9.0p)   (4.2p)  (15.8p)
(10.1p)
=======================================================================
======

-----------------------------------------------------------------------
------
U.S. pounds, U.S. GAAP                       Three months    Six months
                                                    ended         ended
(in millions, except ADS amounts)    October  October  October  October
                                    31, 2001 31, 2000 31, 2001 31, 2000
-----------------------------------------------------------------------
Continuing operations:               $32.5m    $37.6m   $64.2m   $68.3m

Revenue
EBITA                                $(3.6m)  ($0.8m)  ($6.3m)  ($5.6m)
Pre-tax earnings (loss) excluding goodwill
						($2.9m)    $1.3m  ($4.9m)  ($1.9m)
amortization and non-recurring items
Net earnings (loss) per ADS - excluding
						 $(0.07)    $0.03  ($0.12)   ($0.4)
goodwill amortisation
Net (loss) income                    ($7.1m)    $0.9m ($10.0m)  ($2.7m)
Net (loss) income per ADS - diluted  ($0.27)    $0.03  ($0.39)  ($0.10)
=======================================================================
Notes:
  * EBITA is earnings (loss) before interest, taxes, goodwill amortization and non-recurring/exceptional items.
  * Pro forma net earnings (loss) excluding goodwill amortization and non-recurring/exceptional items are calculated based on an assumed tax rate of 35%.
  * Data for prior periods have been restated to reflect the reclassification of the discontinued businesses (Micro Focus,
DataDirect and Internet Professional Services businesses).
  * Non-recurring items recorded in the October 31, 2001 period are related to severances.
  * Exceptional items in the six months ended October 31, 2000 under
U.K. GAAP is for the anticipated and incurred losses resulting from the revaluation of shares of MERANT purchased for employee share plans.
There is no charge under U.S. GAAP

Financial Detail - Continuing Operations

Financial Commentary under U.K. GAAP - for periods ended October 31,
2001

Revenues from continuing operations were GPB22.4 million for the second fiscal quarter as compared to GPB25.5 million for the quarter ended October 31, 2000. Revenue for the PVCS business grew 2% sequentially at constant currency exchange rates compared to the first fiscal quarter of this year. Revenue in constant currency exchange rates was down 13% from last year's second quarter,primarily due to lower license fees caused by weak economic conditions in North America and Europe. Changes in currency exchange rates increased U.K. sterling reported revenue by GPB0.4 million, because of the U.S. dollar strengthening.

Overall gross margins were 78% for this year's second quarter, compared with 74% for the same quarter last year, as margin rates improved in all revenue areas. Operating expenses, excluding one-time items, were almost unchanged from last year's second quarter. The decrease in revenue more than offset the margin rate improvement. Continuing operations generated a loss before goodwill amortization and exceptional items of GPB2.5 million. Excluding the effect of goodwill amortisation and non-recurring charges, pre-tax losses from continued operations were GPB2.0 million, or 1.0 pence per ordinary share on a net basis, for the quarter ended October 31, 2001. The above pre-tax losses exclude goodwill charges of GPB7.4 million for continuing operations and a one-time severance charge of GPB2.2 million.

For the six months ended October 31, 2001, revenues were GPB44.8 million compared to GPB45.6 million for the six months ended October 31, 2000. MERANT's PVCS revenues for the first six months of the fiscal year declined 5% based on constant currency exchange rates. Weakness in the North American market was the primary reason for the decrease. Changes in currency exchange rates increased U.K. GAAP revenues by GPB1.6 million, compared with the first half of last year.

Gross margins for the first six months were 77%, a 5% improvement over the same period last year, as the Company experienced margin improvements in all revenue areas. Operating expenses excluding exceptional items were almost flat with the first six months of last year. Operating losses from continuing operations before goodwill amortization and exceptional items were GPB4.4 million. Continuing pre-tax losses excluding goodwill and one-time charges were GPB3.4 million, or 1.7 pence per share on an after tax basis. For the first six months, the Company has recorded charges of GPB14.7 million for goodwill amortization and GPB2.2 million for one-time items.

Financial Commentary under U.S. GAAP - for periods ended October 31,
2001

For the second quarter ended October 31, 2001, revenues from continuing operations were $32.5 million compared to $31.6 million for the three months ended October 31, 2000. Revenue for the PVCS businesses grew 2% sequentially at constant currency exchange rates compared to this year's first fiscal quarter. Revenue in constant currency exchange rates was down 13% from last year's second quarter, primarily due to lower license fees caused by weak economic conditions in North America and Europe. Changes in currency exchange rates decreased U.S. dollar revenue by $0.1 million compared to the same period last year, because of the strengthening of the U.S. dollar against other major currencies.

Overall gross margins were 78%, compared with 74% for the second quarter last year, as margin rates improved in all revenue areas. Operating expenses, excluding one-time items, were almost unchanged from last year's second quarter. The decrease in revenue from last year more than offset the margin rate improvement. Operating losses from continuing operations before one-time charges and goodwill amortization were $3.6 million. Continuing pre-tax losses excluding goodwill charges were $2.9 million, or $0.07 per ADS on a pro forma after tax basis. Goodwill amortization charges for the October 31, 2001 quarter were $1.0 million. The current year second quarter includes one-time severance charge of $3.3 million.

Revenues for the first half of this fiscal year were $64.2 million compared to $68.3 million for the six months ended October 31, 2000. MERANT PVCS revenues for the first six months of the fiscal year decreased 5% at constant currency rates, primarily because of weakness in the North American markets. Changes in currency exchange rates decreased U.S. GAAP revenues by $0.6 million, compared with the first half of last year.

Gross margins for the first six months were 77%, or 5% higher than the same period last year, as the Company experienced margin improvements in all revenue areas. Operating expenses excluding one-time items were almost flat with last year's first six months. Operating losses from continuing operations before one-time charges and goodwill amortization were $6.3 million. Continuing pre-tax losses excluding goodwill and one-time charges were $4.9 million, or $0.12 per ADS on an after tax basis. Pre-tax losses for the six months ended October 31, 2001 exclude goodwill amortization charges of $1.9 million and one-time severance charges of $3.3 million.

Sale of Businesses - Discontinued Activity

Sale of DataDirect - Discontinued Business

The proposed sale of the data connectivity business, DataDirect, was announced on September 11, 2001 and approved by MERANT shareholders on October 30, 2001 at an Extraordinary General Meeting. The DataDirect sale agreement with Golden Gate Capital, provided for a sale price of $29.3 million, subject to adjustment to the extent that the value of net tangible assets of business at closing were less than or greater than $6.4 million. The sale price at the November 8, 2001 closing was $26.1 million, based on an estimated net tangible asset value of $3.3 million. The estimated value differed from the sale agreement, primarily because DataDirect revenue in the most recent quarter was less than the amount originally assumed, thereby reducing the receivables and net assets at closing. At closing, MERANT received $24.5 million of the sale price in cash. An additional $1.6 million is expected to be collected by January 31, 2001, after completing certain post-closing items.

Final net asset value and purchase price will be determined as provided for by the sale agreement in the second half of this fiscal year. The gain on the sale of DataDirect, after reductions for the net value of tangible and intangible assets, plus transaction and other related costs will be recorded in the quarter ending January 31, 2002. The DataDirect business is treated as discontinued operations in the reported results.

Sale of Micro Focus - Discontinued Business and Sale of Newbury
Property

During August 2001, MERANT received $54.5 million of cash for the sale of the Micro Focus business. The Company's cash position was further strengthened by the sale of the Company's owned real estate in Newbury, UK in October 2001. The property was sold for GPB10.8 million ($15.5 million) of cash. The gain on sale of Micro Focus, after reductions for the value of tangible and intangible assets (including the Newbury real estate) plus transaction and other related costs, of GPB0.6 million ($14 million), was recorded in the six months ended October 31, 2001. Under U.K. GAAP, a GPB0.6 million loss of the sale of the real estate related to this business was recorded in the quarter ended July 31, 2001. The Micro Focus business is treated as discontinued operations in the reported results.

Conference Call Update

A conference call has been scheduled today at 2:30 pm GMT (9:30 am U.S.
EST) for investors, analysts and press to review second quarter and
first six months results.   For those wishing to participate on the
conference call, the telephone numbers are +1 (800) 521 5431 (US) and +44 (0) 20 8240 8244 in the U.K. For access to our web presentation, please refer to the following web site at www.merant.com at least 10 minutes prior to the call.

About MERANT

With over 25 years of experience, MERANT helps customers at over 30,000 sites worldwide, including the majority of the Global 2000, improve their ability to manage change to enterprise digital assets - applications, code and content. Delivering the broadest coverage of digital assets, unsurpassed scalability and end-to-end change management, MERANT PVCS is the comprehensive enterprise change management platform customers use to make change a competitive advantage. For additional information, visit www.merant.com.

PVCS is a registered trademark, and MERANT is a trademark of MERANT. All other trademarks are the property of their respective owners.

Forward-Looking Statements

The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements that include statements regarding expectations for future financial results and results of operations, business strategy, and prospects, including the growth and/or performance of our enterprise change management business and related revenues. Forward-looking statements are subject to the safe harbor created by the Private Securities Litigation Reform Act, which provides that MERANT can be exempt from liability for making forward-looking statements if cautionary language is included with the statements. When used in this release, the words 'anticipate,' 'believe,' 'estimate,' 'expect', 'realize', 'likely', 'unlikely' and similar expressions, as they relate to MERANT or its management, are intended to identify these forward-looking statements.

These forward-looking statements involve a number of risks and uncertainties. Actual results could differ materially from those anticipated by these forward-looking statements. Future results will be difficult to predict as MERANT transforms its business strategy to focus on its enterprise change management products and services and away from certain of its past primary markets, including the market for Year 2000 products and services, the market for application, creation and transformation, or COBOL, mainframe software products and services, and the market for enterprise data connectivity, or middleware, software products and services. MERANT's ability to recruit and retain key personnel, especially in the sales and business units and at the senior management level, could materially alter financial results and plans for the sales and business units. Other factors that could cause actual results to differ materially include, among others, the ability of MERANT to effectively manage its costs against uncertain revenue expectations, the potential for a decrease in revenue or a slowdown in revenue growth which may be caused by delays in the timing of sales and the delivery of products or services, the ability of MERANT to develop, release, market and sell products and services to customers in the highly dynamic market for enterprise change management products, the potential need for enterprise change management products to shift based on changes in technology and customer needs, the effect of competitors' efforts to enter MERANT's markets and the possible success of existing competitors in those markets, MERANT's ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future as well as efficiently dispose of, and manage the provision or receipt, as the case may be, of certain services related to, businesses or products which are not a part of MERANT's business strategy, including MERANT's ability to manage obligations related to the recent sale of the DataDirect enterprise data connectivity business, and the earlier sale of the Micro Focus application, creation and transformation division, and MERANT's ability to manage the move of its operational headquarters and related functions from Rockville, MD to Hillsboro, OR.

Further information on potential factors which could affect our financial results and operations are found in filings or submissions on Form 6-K as periodically submitted to the SEC, and in MERANT's Form 20-F for the year ended April 30, 2001. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this release that may reflect events or circumstances occurring after the date of this release.

Financial Statement Information

The financial information contained in this report does not constitute statutory accounts as defined in section 240 of the U.K. Companies Act 1985. Prior year figures are based on the audited financial statements of the Company.

U.S. Securities Filings

Copies of MERANT's Annual Report to Shareholders and Annual Report on Form 20-F for the year ended April 30, 2001, as well as its periodic reports on Form 6-K, are available upon request to MERANT's offices in Rockville, Maryland or Newbury, United Kingdom and are also available on the SEC web site located at http://www.sec.gov.

-----------------------------------------------------------------------
-----
MERANT plc
CONSOLIDATED STATEMENTS OF INCOME - IN U.S. FORMAT
(unaudited)
                               Three months ended          Six months
ended
           			  Oct 31,    Oct 31,         Oct 31,   Oct 31,
(in thousands,   			 2001       2000           2001      2000
except per share and ADS data)
-----------------------------------------------------------------------
Net revenue
 License fees               $12,952    $17,354        $24,195   $29,109
 Maintenance                 14,163     12,934         28,949    25,021
 subscriptions
 Training and                 5,395      7,340         11,010    14,216
 Consulting
-----------------------------------------------------------------------
Total net                    32,510     37,628         64,154    68,346
revenue
Cost of revenue
 Cost of                        416        743            895     1,544
 license fees
 Cost of                      2,174      2,035          4,101     4,056
 maintenance
 subscriptions
 Cost of                      4,591      6,855          9,711    13,289
 training and
 consulting
-----------------------------------------------------------------------
Total cost of                 7,181      9,633         14,707    18,889
revenue
Gross profit                 25,329     27,995         49,447    49,457
-----------------------------------------------------------------------
Operating
expenses
 Research and                 6,060      6,322         12,845    12,491
 development
 Sales and                   17,586     16,892         33,292    31,951
 marketing
 General and                  5,251      5,547          9,616    10,579
 administrative
 Goodwill                       957        379          1,914       757
 amortization
 Non-recurring                3,250          -          3,250         -
 severance
 payments
Total operating              33,104     29,140         60,917    55,778
Expenses
-----------------------------------------------------------------------
(Loss) from                 (7,775)    (1,145)       (11,470)   (6,321)
operations
Interest                        692      2,074          1,436     3,657
income, net
-----------------------------------------------------------------------
Income (loss)               (7,083)        929       (10,034)   (2,664)
before income
taxes
Income taxes                      -          -              -         -

-----------------------------------------------------------------------
Income (loss)               (7,083)        929       (10,034)   (2,664)
from continuing
operations
Income (loss)                   483    (1,912)          3,929   (9,032)
from
discontinued
operations, net
of income taxes
Profit (loss)                13,997          -         13,997         -
on sale of
discontinued
operations
-----------------------------------------------------------------------
Net income                    7,397     $(983)         $7,892 $(11,696)
(loss)
-----------------------------------------------------------------------

Net income                  $(0.05)      $0.01        $(0.08)   $(0.02)
(loss) per
share on
continuing
operations:
diluted
Net income                  $(0.27)      $0.03        $(0.39)   $(0.10)
(loss) per ADS
on continuing
operations:
diluted
Shares used in              128,872    134,180        128,577   140,211
computing basic
net income (loss)
per share on continuing operations
ADSs used in                 25,774     26,836         25,715    28,042
computing basic
net income (loss)
per ADS on
continuing operations
Net income                    $0.06    $(0.01)          $0.06   $(0.08)
(loss) per
share: diluted
Net income                    $0.29    $(0.04)          $0.31   $(0.42)
(loss) per ADS:
diluted
Shares used in              128,872    134,180        128,577   140,211
Computing diluted net income (loss)
per share
ADSs used in                 25,774     26,836         25,715    28,042
Computing diluted net income (loss)
per ADS
=======================================================================

Note: Each American depositary share, or ADS, represents five ordinary shares

-----------------------------------------------------------------------
MERANT plc
CONSOLIDATED BALANCE SHEETS - IN U.S. FORMAT
(unaudited)
(in thousands)                                     Oct 31, April 30,
                                     			  2001      2001
-----------------------------------------------------------------------
Assets
Current assets:
 Cash and cash equivalents                       $127,828   $80,193
 Short-term investments                                 -     2,855
 Accounts receivable, net                          33,751    30,430
 Prepaid expenses and other assets                  5,814     6,137
-----------------------------------------------------------------------
Total current assets                              167,393   119,615
-----------------------------------------------------------------------
Fixed assets:
 Property, plant and equipment, net                13,189    16,953
 Goodwill, net                                     13,312    14,597
 Software product assets, net                         258       450
 Net assets of discontinued business                7,326    39,174
 Other assets                                         110       289
-----------------------------------------------------------------------
Total assets                                      201,588   191,078
-----------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities:
 Borrowings                                        $2,031    $2,017
 Accounts payable                                   4,285     6,615
 Accrued employee compensation and commissions      9,222    11,273
 Income taxes payable                               2,333     3,618
 Deferred revenue                                  31,065    32,493
 Other current liabilities                         20,873    17,656
-----------------------------------------------------------------------
Total current liabilities                          69,809    73,672
Deferred income taxes                              14,502    13,659
-----------------------------------------------------------------------
Total liabilities                                  84,311    87,331
-----------------------------------------------------------------------
Shareholders' equity:
 Ordinary shares                                    4,448     4,448
 Additional paid-in capital and other reserves    152,844   152,844
 Treasury stock                                   (12,596)  (13,872)
 Retained (deficit) earnings                      (15,194)  (23,086)
 Accumulated other comprehensive loss             (12,225)  (16,587)
-----------------------------------------------------------------------
Total shareholders' equity                        117,277   103,747
-----------------------------------------------------------------------
Total liabilities and shareholders' equity       $201,588  $191,078
=======================================================================

-----------------------------------------------------------------------
MERANT plc
CONSOLIDATED PROFIT & LOSS ACCOUNT - IN U.K. FORMAT
(unaudited)                        Three months ended      Six months
ended
                  	 Oct 31,    Oct 31,     Oct 31,    Oct 31,
                                 2001       2000        2001       2000
                        GPB'000      GPB'000       GPB'000      GPB'000
-----------------------------------------------------------------------
Revenue: continuing
business
    Licence fees                8,932     11,823      16,979     19,524
    Maintenance                 9,768      8,743      20,096     16,640
    subscriptions
    Training and                3,721      4,972       7,676      9,471
    Consulting
-----------------------------------------------------------------------
                               22,421     25,538      44,751     45,635
Revenue: discontinued           6,381     30,188      31,207     57,674
Business
-----------------------------------------------------------------------
Total revenue                  28,802     55,726      75,958    103,309
Cost of revenue:
continuing business
    Cost of licence               287        504         627      1,026
    Fees
    Cost of                     1,499      1,527       2,854      2,960
    maintenance
    subscriptions
    Cost of training            3,166      4,723       6,747      8,854
    and consulting
-----------------------------------------------------------------------
                                4,952      6,754      10,228     12,840
Cost of revenue:                  747      7,923       5,510     16,746
discontinued business
-----------------------------------------------------------------------
Total cost of revenue           5,699     14,677      15,738     29,586
-----------------------------------------------------------------------
Gross profit                   23,103     41,049      60,220     73,723
-----------------------------------------------------------------------
Operating expenses
    Research and                5,722     10,184      15,292     19,814
    development
    Sales and                  14,954     26,309      35,200     51,160
    marketing
    General and                 4,555      4,346      10,297      8,422
    administrative
    Amortisation of             9,783     10,516      20,627     21,026
    goodwill
    Non-recurring               2,241          -       2,241          -
    severance
    payments
-----------------------------------------------------------------------
Total operating                37,255     51,355      83,657    100,422
Expenses
-----------------------------------------------------------------------
Operating (loss)/
profit:
    Continuing               (12,057)    (7,038)    (21,335)   (16,740)
    business
    Discontinued              (2,095)    (3,268)     (2,102)    (9,959)
    Business
-----------------------------------------------------------------------
Total operating              (14,152)   (10,306)    (23,437)   (26,699)
(loss)
Exceptional item:                   -    (2,700)     (1,761)    (3,254)
Provision for loss on
disposal of fixed assets
Exceptional item:               3,373          -       3,373          -
Gain on disposal of business division
-----------------------------------------------------------------------
Operating (loss),            (10,779)   (13,006)    (21,825)   (29,953)
before interest income
Interest income, net              477      1,461         999      2,543
-----------------------------------------------------------------------
(Loss) before                (10,302)   (11,545)    (20,826)   (27,410)
taxation
Taxation                            -          -           -          -
-----------------------------------------------------------------------
(Loss) for the period        (10,302)   (11,545)    (20,826)   (27,410)
after taxation
-----------------------------------------------------------------------
(Loss) per ordinary            (8.0p)     (8.6p)     (16.2p)    (19.5p)
share: basic
(Loss) per ordinary            (8.0p)     (8.6p)     (16.2p)    (19.5p)
share: diluted
-----------------------------------------------------------------------
Ordinary shares -             128,872    134,174     128,577    140,211
basic
Ordinary shares -             128,872    134,174     128,577    140,211
Diluted
=======================================================================
-----------------------------------------------------------------------
MERANT plc
CONSOLIDATED BALANCE SHEET - U.K. FORMAT
(unaudited)                                 Oct 31, 2001 April 30, 2001

                                                    GPB'000     GPB'000
-----------------------------------------------------------------------
Fixed assets
 Intangible fixed assets                               45,267    75,383
 Tangible fixed assets                                  9,899    28,313
 Investment                                             6,001     6,860
-----------------------------------------------------------------------
Total fixed assets                                     61,167   110,556
-----------------------------------------------------------------------
Current assets:
 Stock                                                    202       610
 Trade debtors                                         33,947    52,789
 Other debtors and prepaid expenses                     4,145     5,620
 Cash and bank deposits                                88,615    61,200
-----------------------------------------------------------------------
Total current assets                                  126,909   120,219
-----------------------------------------------------------------------

Creditors: amounts falling due within one year
 Bank loans and overdrafts                              1,391     1,401
 Trade creditors                                        2,935     7,319
 Accrued employee compensation                          6,316    13,700
 Current corporation tax                                1,598     2,606
 Accrued expenses and other current liabilities        12,394    14,234
 Deferred revenue                                      29,628    51,498
-----------------------------------------------------------------------
Total current liabilities                              54,262    90,758
-----------------------------------------------------------------------
Net current assets                                     72,647    29,461
-----------------------------------------------------------------------
Total assets less current liabilities                 133,814   140,017
Provision for liabilities and charges                  11,478    11,551
-----------------------------------------------------------------------
Net assets                                            122,336   128,466
-----------------------------------------------------------------------
Capital and reserves
 Called up share capital                                2,699     2,699
 Share premium account                                200,625   200,625
 Capital redemption reserve                               292       292
 Profit and loss account                             (81,280)  (75,150)
-----------------------------------------------------------------------
Total shareholders' equity                            122,336   128,466
=======================================================================

END

SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  December 5, 2001              By: /s/ Leo Millstein
                                 --------------------------------------
                                      Leo Millstein
					        Vice President & General Counsel